PROCESSED

NOV 01 2004

THOMSON
FINANCIAL

SC

SUPPL

04045780

82-

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

MINEFINDERS CORPORATION LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 17/6/04

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: PAGE

GIVEN NAMES: TENCH COXE

NO.: 5425 STREET: CHATELAINE CIRCLE APT:

CITY: RENO

PROV.: NEVADA POSTAL CODE: 89511

BUSINESS TELEPHONE NUMBER: 775 - 851 - 2202

BUSINESS FAX NUMBER: 775 - 851 - 2034

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO

☑ BRITISH COLUMBIA ☑ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	382,000	5/10/04	10		4000	6.90	✓	378,000	1	

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

RECEIVED
2004 OCT 27 P 2:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TENCH COXE PAGE

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 15/10/05

dw 10/28